Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013
Earnings Before Income Taxes	$1,594,340	4,264,952	11,336,300	$67,446,792	$115,286,396	$14,556,133
Add:
Fixed Charges	32,106	1,169,435	655,116	1,006,306	19,819,598	7,493,968
Subtract:
Capitalized Interest		624,717	59,711	405,984	5,929,473	1,385,158

Total Earnings Before Fixed Charges	1,626,446	4,809,670	11,931,705	68,047,114	129,176,521	20,664,943
Fixed Charges
Interest Expense	28,976	535,094	583,376	585,982	13,874,909	6,108,000
Capitalized Interest		624,717	59,711	405,984	5,929,473	1,385,158
Estimated Interest Component of Rent	3,130	9,624	12,029	14,340	15,216	810

Total Fixed Charges	32,106	1,169,435	655,116	1,006,306	19,819,598	7,493,968
Ratio of Earnings to Fixed Charges(1)	50.7x	4.1x	18.2x	67.6x	6.5x	2.8x

(1)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.